Annual Information Form of Platinum Group Metals Ltd.

For year ended: August 31, 2010

Annual Information Form – Filed November 29, 2010

Platinum Group Metals Ltd.

2010 Annual Information Form

Table of Contents

Documents Incorporated by Reference	3
Forward Looking Statements	4
Corporate Structure	7
General Development of the Business	8
Description of the Company’s Business	14
Risk Factors	15
Projects 1 and 3 of the Western Bushveld Complex	25
Dividends	53
Description of Capital Structure	53
Market for Securities	54
Escrowed Securities	55
Directors and Officers	55
Legal Proceedings and Regulatory Actions	59
Interest of Management and Others in Material Transactions	59
Transfer Agents and Registrars	59
Material Contracts	60
Interests of Experts	60
Additional Information	60
Schedule “A”	61
Schedule “B”	67

Platinum Group Metals Ltd.

2010 Annual Information Form

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the Consolidated Financial Statements of Platinum Group Metals Ltd. (The “Platinum Group” or the “Company”) for the year ended August 31, 2010 as filed on November 29, 2010.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of August 31, 2010 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to U.S. dollars. All references to “ZAR” or to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Year Ended August 31
	2010	2009	2008
Rate at end of period	US$0.9399	US$0.9118	US$0.9411
Average rate for period	US$0.9565	US$0.8484	US$0.9961
High for period	US$0.9950	US$0.9711	US$1.0905
Low for period	US$0.9244	US$0.7653	US$0.9365

The noon rate of exchange on November 26, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.9813.

The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of South African Rand into Canadian dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2010	2009	2008
Rate at end of period	$0.1443	$0.1409	$0.1380
Average rate for period	$0.1393	$0.1304	$0.1367
High for period	$0.1358	$0.1108	$0.1222
Low for period	$0.1441	$0.1502	$0.1514

Platinum Group Metals Ltd.

2010 Annual Information Form

The rate of exchange on November 26, 2010 as reported by the Bank of Canada for the conversion of South African Rand into Canadian dollars was one South African Rand equals Canadian $0.1430.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Forward Looking Statements

This report and the documents incorporated by reference herein contain “forward-looking statements” and forward-looking information (Collectively, “Forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects and the successful exercise of the Maseve Subscription Right (as defined herein) are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Platinum Group Metals Ltd.

2010 Annual Information Form

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio-economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in this AIF.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Platinum Group Metals Ltd.

2010 Annual Information Form

Cautionary Note to United States Readers – Differences Regarding the Definitions of Resource and Reserve Estimates in the United States and Canada

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Corporate Structure

The Company’s head office is located at:

328 – 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP

2300 - 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

The Company is a British Columbia corporation amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company was later transitioned on January 25, 2005 under the Business Corporations Act (British Columbia). On February 22, 2005, the Company’s shareholders passed a special resolution to amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value, to remove the Pre-existing Company Provisions and to adopt new articles.

Platinum Group Metals Ltd.

2010 Annual Information Form

Platinum Group Metals and its Principal Subsidiaries

The Company has two wholly-owned subsidiaries and one majority-owned subsidiary, which are incorporated under the company laws of The Republic of South Africa.  The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  PTM-RSA holds 100% of the shares of a property holding company named Wesplats Holding (Proprietary) Limited. (“Wesplats”).  The Company holds its interests in Project 1 and Project 3 of what was formerly the Western Bushveld Joint Venture (“WBJV”) through an initial holding of 54.75% of Maseve Investments 11 (Pty) Limited (“Maseve”).  The Company has a right to increase its holdings in Maseve to 74%.  See details below under “General Development of the Business”.   The registered and records office of PTM-RSA, Wesplats and Maseve are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, Gauteng Province, Republic of South Africa.  The principal business address of the Company is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. The principal business address of PTM-RSA is Technology House, Greenacres Office Park, Victory Park, Johannesburg 2193, Gauteng Province, South Africa.

General Development of the Business

Since the Company was formed in 2002, it has been focused on the discovery and development of platinum operations primarily in South Africa and, to a lesser extent Canada. The Company is focused on bringing into production its platinum projects located in the Western Bushveld Complex of South Africa. Total global project expenditures for the Company’s account in fiscal 2010, including the Company’s share of WBJV development expenditures totaled $1,222,978 (2009 - $1,468,188, 2008 - $6,733,094), and of this $935,407 (2009 - $1,236,391, 2008 - $6,132,281) was for the WBJV and $287,571 (2009 - $231,797, 2008 - $388,973) was spent for other exploration net of recoveries from third parties. After meeting its earn in requirements in April 2006, PTM-RSA was only responsible for its 37% pro-rata share of expenditures until the original WBJV was dissolved on April 22, 2010.  See the discussion of the “Western Bushveld Joint Venture, Western Limb, South Africa” below in this section.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company is currently conducting exploration activities funded by a joint venture partner on two projects on the North Limb of the Bushveld Complex.  See the discussion of “War Springs and Tweespalk, North Limb, South Africa” and discussion about the Waterberg Project under “New Business, Bushveld Complex, South Africa” below in this section.

The Company has just commenced exploration on the Sable Project on the east end of the Western Bushveld Complex.  See discussion about the Sable Project under “New Business, Bushveld Complex, South Africa” below in this section.

For details of the Company’s acquisition and exploration of its mineral properties please refer to Notes 5 and 6 of its consolidated financial statements for the year ended August 31, 2010.

At present the Company has no debt other than trade payables in the normal course.  The Company holds all of its cash in with a major Canadian chartered bank in current accounts, interest bearing deposits or short term GIC’s.  The Company currently owns no marketable securities.

Western Bushveld Complex Projects, Western Limb, South Africa

On October 26, 2004, the Company entered into the Western Bushveld Joint Venture Agreement and announced the formation of the WBJV with Anglo Platinum Limited (“Anglo” or “Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 square kilometers on the Western Bushveld Complex of South Africa.  In April 2007, Anglo Platinum contributed a further 5 square kilometer area into the WBJV.  The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3.  The ownership interests of the WBJV were originally structured as 37% by Rustenburg Platinum Mines Ltd. (“RPM”), a subsidiary of Anglo Platinum; 26% by Africa Wide, who were later acquired in 2007 by Johannesburg Stock Exchange listed black economic empowerment company, Wesizwe Platinum (Pty) Ltd. (“Wesizwe”); and 37% by PTM-RSA, the operator of the joint venture.

On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV.  During 2007 the WBJV then commissioned a Feasibility Study for the Project 1 area of the WBJV.  A Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was published on July 7, 2008, and was titled “Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” (“The Feasibility Study”).  This report was filed by the Company on www.sedar.com on August 21, 2008. The Feasibility Study considered and outlined the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV.  The Feasibility Study made a declaration of mineable reserves and outlined a scope for an underground mine producing 160,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate.

On September 2, 2008, the Company announced that the parties to the WBJV had agreed to terms whereby the ownership of the WBJV would be consolidated and rationalized (the “Consolidation Transaction”) and on December 9, 2008, the Company announced that it had executed definitive agreements in this regard.

An updated Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was published and dated October 9, 2009 and titled “Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” (“The Updated Feasibility Study”).  This report was filed by the Company on www.sedar.com on November 25, 2009. The revised resource estimation indicated that measured and indicated resources had increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable Reserves of the Updated Feasibility Study mine plan. The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of up to 156,000 reef tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are further defined resources in the Project 1 area which represent additional production potential.  The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Project 1 mine design as described in the Updated Feasibility Study involves the construction of a platinum mine and concentrator to produce approximately 275,000 ounces of combined platinum, palladium, rhodium and gold (“4E”) in concentrate per year steady state for 9 years with a 22 year total underground mine life.  The capital cost for the mine and concentrator complex were estimated at R3.55 billion (approximately $508 million at the time of writing) for peak funding and R4.76 billion (approximately $681 million at the time of writing) for life of mine funding. The current peak funding capital cost estimate is approximately R500 million (approximately $72 million) lower than the July 2007 estimate, primarily due to the reduction in capital costs resulting in a design change from 100% diesel self electrical generation capacity to a 25% stand by capacity as well as from improved mine development planning.

The results of the Updated Feasibility Study show a 23.54% Internal Rate of Return “IRR” (pre-tax) Base Case, using 3 year trailing metal prices to September 2009, calculated on the monthly averages including US$1,343 per ounce for platinum.  The Updated Feasibility Study model does not include escalation due to inflation of costs or metal prices.

Under the terms of the original WBJV Agreement, upon a decision to mine, the respective deemed capital contribution of each party would be credited a dollar amount, based on their contribution of measured, indicated and inferred platinum group metal (“PGM”) ounces from the contributed properties comprising the WBJV.  The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV, in accordance with the South African SAMREC code and agreed amongst the parties on a “Determination Date”.  On April 22, 2010 the Company paid an equalization amount due to Anglo of R 186.28 million (approximately $24.83 million at the time), including interest charges, as required under the terms of the original WBJV Agreement.

On April 22, 2010 the Consolidation Transaction was completed and the WBJV was dissolved.  The parties had agreed that upon dissolution the equalization due under the original WBJV agreement would be paid and settled between the parties.  At the moment of dissolution Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, retained Anglo’s mineral rights to Project 2, and then transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company Maseve.  The Company transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and that Maseve obtained 100% of Projects 1 and 3.  The combined area covered by the mineral rights for Projects 1 and 3 held through project operating company Maseve comprises approximately 53 square kilometres.

Although the Company did not hold any of the mineral rights comprising Project 2, the Company had an 18.5% interest in Project 2 through the WBJV.  In exchange for rescinding its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve.  For accounting purposes under Canadian GAAP this was treated as a deemed sale of 18.5% of Project 2 and was valued at estimated fair market value of $65.42 million, resulting in an accounting gain of $45.62 million.  Also for accounting purposes the Company has accrued a deferred income tax liability of $22.5 million in relation to the deemed sale.  This is a non-cash accrual for accounting purposes only as the Company and its advisors have determined that this deemed transaction is not a taxable event under the Income Tax Act of South Africa.  The Company also received a 37% interest in Maseve in exchange for its share through the WBJV of Projects 1 and 3, bringing its holdings in Maseve to 54.75%.  This part of the transaction was treated as a transfer of a business interest between controlled entities and was transferred at cost for accounting purposes.  Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company has a right (the “Maseve Subscription Right”) to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approximately $58.50 million as of November 26, 2010), thereby allowing the Company to increase its shareholding in Maseve to 74%. The subscription funds paid into Maseve by the Company will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3.  The cash subscriptions into Maseve are due by January 17, 2011 or the Company will lose the right to increase its interest to 74%.  The Company may make partial subscriptions if it so chooses and intends to exercise the Maseve Subscription Right by January 17, 2011.

Under the new agreement, Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

The Company believes that it now has acquired, or has a right to acquire, all surface rights necessary to execute construction and operation of the Project 1 Platinum Mine.  During 2004 the Company acquired the 365.64 hectare Elandsfontein Farm adjacent to the area of the Project 1 Platinum Mine. During the year ended August 31, 2008 the Company purchased additional surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares.  During the 2009 year the Company completed the purchase of surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares.  On August 12, 2010 the Company acquired the right to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for R130.0 million (approximately $18.57 million at the time).  A deposit of Rand 13.0 million (approximately $1.85 million at the time) was paid to the Vendor on August 26, 2010. The purchase price balance of Rand 117.0 million (approximately $16.73 million at November 26, 2010) is due within one year or upon the grant of a mining authorization.

During October 2010 the Company completed a bought deal financing for net proceeds of approximately $135.6 million.  See “Recent Financing” below in this section.  From these proceeds, and cash on hand at the time the financing closed, the Company intends to exercise the Maseve Subscription Right by paying R 408.8 million (approximately $58.5 million at November 26, 2010) to Maseve before January 17, 2011.  The Company then plans to execute an initial development and bulk sample program to begin sinking a twin decline into the central part of the Project 1 deposit.  The initial program is currently budgeted at approximately $100 million, of which the Company will contribute $74 million and $26 million will be drawn down from the escrowed Maseve Subscription funds held for Wesizwe’s share of costs.  At the time of writing in late November 2010 the Company held cash on hand of approximately $144 million.

The initial development budget for Project 1 will include finalizing the purchase of surface rights and facilities on the project areas for an amount of approximately $17.21 million and the remainder for the commencement of surface and earth works, including pads, lay down areas, a box cut and a decline.  Such work will also include detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power.  The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study.  The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs.  Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 10 to 12 months from the dates in the Updated Feasibility Study due to the delay in completing the Consolidation Transaction and the resulting delay in project funding.

Platinum Group Metals Ltd.

2010 Annual Information Form

Although the Company intends to use the funds from its recent financing as set out above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in the Company’s mineral properties or unforeseen events.

As of the date of this AIF, the Company has applied to amend an existing bulk sample permit to allow the planned decline sinking from territory acquired through the Consolidation Transaction.  The Company has also undertaken a process to appoint key personnel and contractors.  An experienced Project Manager with experience building large platinum mines in the Bushveld Complex was hired in October 2010.  As of the date of this AIF, final negotiations are underway to appoint an experienced engineering, procurement, construction and management firm as well as an underground mining contractor.

War Springs and Tweespalk, North Limb, South Africa

The Company has been active with an exploration program on its War Springs and Tweespalk projects in South Africa on the North Limb of the Bushveld Complex since 2005, consisting of diamond drilling, geophysical surveys and ground prospecting.  In 2005 and 2006 the Company declared an inferred resource for the War Springs project.  See NI 43-101 technical report titled “Inferred Resource Declaration (Amended), War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” as filed on SEDAR in January 2006.

The War Springs deposit comes to surface at a low grade but with a favourable thickness of 6.5 to 8.0 metres.  The War Springs property covers 22 square kilometres and is located 24 kilometres south of the Anglo Platinum open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs Project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study.  Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s (PPN-TSX) Black Economic Empowerment partner in South Africa.

In March 2009, the Company announced an option agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s War Springs Project interest by incurring US$ 10 million in expenses over 5 years. Drilling was undertaken on the project funded by JOGMEC for several months in 2009.  The first year firm commitment of US$500,000 to be incurred by March 31, 2009 was completed with approximately 4,102 metres drilled to that date.  A further 840 metres were drilled to August 31, 2009.  From September 1, 2009 to August 31, 2010 an additional 11,537.62 metres were drilled.  Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $795,926.

Subject to vendor payments due upon a decision to mine, the Company also holds a 70% interest in the Tweespalk property.  Africa Wide has a 30% participating interest in the Tweespalk property.  During 2010 the Company did not conduct exploration work on the Tweespalk property.  Further work is under consideration.

Platinum Group Metals Ltd.

2010 Annual Information Form

New Business, Bushveld Complex, South Africa

In 2008 the Company conducted a new business generative program including research and implementation, including the application for several new license areas on or near to the Bushveld Complex. The Company received the grant of several new prospecting permits in 2008 and 2009 as a result of this work.  The Company entered into an exploration joint venture with Sable Platinum (Pty) Ltd. (“Sable”) in 2008 with respect to new prospecting permits located at the eastern end of the Western Bushveld Complex encompassing 110.62 square kilometers.  Sable has the right to earn a 51% interest in the joint venture by spending R 51 million in exploration costs over 5 years.  A private Black Economic Empowerment group holds 26% and the Company will operate the exploration program and retain a 23% interest when the earn-in is complete.  In November 2010 Sable advised the Company that they had obtained project funding and drilling on site commenced.

During September 2009 the Company was granted prospecting rights for a 118 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex.  The Company holds an initial 74% interest in the project and a private South African Black Economic Empowerment firm Mnombo Wethu Consultants CC (“Mnombo”) holds a 26% interest.  Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area and initial geochemical sampling confirms this interpretation.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project.  Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $555,252. Exploration work consisted of geophysical surveys, ground mapping and compilation of existing data as well as initial drilling.  Further work has been approved by JOGMEC.

Lac Des Iles, Ontario, Canada

Since 2002 the Company has held and maintained a large strategic mineral rights position at Lac Des Iles north of Thunder Bay, Ontario.  Over the years exploration work has included prospecting, trenching, drilling and ground based geophysical surveys.  Several zones of prospective palladium, platinum and gold mineralization in association with copper/nickel sulphides have been located on the project area hosted within intrusive settings similar to those found at the nearby Lac Des Iles Mine operated by North American Palladium Inc.  A 1,125 metre drill program was completed on the Company’s Lac Des Iles project in the first quarter of 2008 and a further 978 metres was completed in February 2009. In the year ended August 31, 2010 the Company incurred $238,758 in geophysical and other ground based work in the Thunder Bay area.

The Company maintains this large mineral rights position as a strategic holding against increasing prices for palladium and platinum.  Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area.  In October and November 2010 the Company staked additional mineral claims in the Thunder Bay area and is planning for exploration work in this camp in 2011.

Platinum Group Metals Ltd.

2010 Annual Information Form

Significant Acquisitions

Agreements with Anglo Platinum and Wesizwe to consolidate and rationalize the ownership of the WBJV were executed in December 2008 and were completed on April 22, 2010.  Under the terms of the agreements the Company acquired the right to increase its interests in the Project 1 and 3 areas to 74%.  See details above in this section “General Development of the Business”.

Recent Financing

In October 2010 the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis.  The net proceeds received by the Company from the offering were approximately $135.6 million (determined after deducting the underwriters’ fee of $7.91 million and estimated expenses of the offering of $300,000).  The Company’s 2009 Updated Feasibility Study estimates the total capital cost to build the Project 1 Platinum Mine at US$443 million (at 8.0 Rand to the USD).  The net proceeds of the offering will allow the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.  The Company continues to discuss financing possibilities for the debt component of the Project 1 capital cost requirements with several large banks who have expressed interest to be involved.

Description of the Company’s Business

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and in Ontario, Canada.

Platinum Group is headquartered in Vancouver, British Columbia. The Company and its consolidated subsidiaries employ approximately 40 people in Canada and South Africa, with the majority of employees living and working in South Africa.

General

Our business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada. As at the date hereof, our Project 1 in The Western Bushveld Complex of South Africa constitutes our only material property which has an outlined mineral reserve estimate.  Planned exploration activities for fiscal 2011 on projects outside of Projects 1 and 3 include further additional soil sampling, geophysical surveys, mapping and drilling on the War Springs and Waterberg Projects on the North Limb of the Bushveld Complex in South Africa and on our Lac des Iles properties near Thunder Bay, Ontario.

Projects 1 and 3, after the Consolidation Transaction, comprise a platinum exploration and development project on combined mineral rights covering approximately 53 square kilometres on the Western Bushveld Complex of South Africa.  The majority of the Company’s exploration and development activities to date have been focused on Projects 1 and 3 and the completion and updating of a definitive feasibility study for the Project 1 area of that property.  In 2008 and in 2009 the Company determined that Project 1 contains ore reserves that are economically recoverable.  Since 2009 the Company has been preparing for the possible execution of a mine build program for Project 1, subject to project financing.  See details above in “General Development of the Business” and below in “Western Bushveld Complex Projects”.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company also holds interests in various other early stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these other projects may be found in Note 6 of the Company’s August 31, 2010 audited financial statements and above in “General Development of the Business”.

Under Canadian GAAP the Company currently defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

To conduct its exploration and planning, the Company is dependent on sub-contractors for certain engineering, geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

Subsequent to August 31, 2010 the Company has applied to amend an existing bulk sample permit to allow decline sinking from territory acquired through the Consolidation Transaction.  The Company also undertook a process to appoint key personnel and contractors.  An experienced Project Manager with experience building large platinum mines in the Bushveld was hired in October.  At the time of writing in late November 2010 final negotiations were underway to appoint an experienced Engineering, Procurement, Construction and Management firm as well as an Underground Mining contractor.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

Additional Funding May be Required

The Company may not have sufficient cash resources on hand to meet all of the Company's future financial requirements relating to the exploration, development and operation of the Company's projects. The Company may require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Company's projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company's securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Platinum Group Metals Ltd.

2010 Annual Information Form

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations over the last two year period.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.  Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

The Company’s business is subject to exploration and development risks

With the exception of Project 1, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties.  At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

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the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

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the likelihood of cost estimates increasing in the future; and

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the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

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2010 Annual Information Form

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African national, provincial, territorial and local governmental authorities.  In particular, the Company must obtain a mining right for Project 1 and an Environmental Impact Assessment must be completed.  Although it is probable that the Company will be granted a mining right, there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all.  Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars.  Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand.  Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

Not all of the Surface Rights for Project 1 have been purchased

The Company has purchased or acquired a right to purchase approximately 2,655 hectares (6,560 acres) of contiguous surface rights over the area where all of the proposed infrastructure will be located as designed in the Updated Feasibility Study.  The Company owns approximately 942 hectares outright and has paid a 10% deposit of R13.0 million (approximately $1.85 million) on the purchase of approximately 1,713 hectares, including significant surface facilities.  The 100%-owned areas comprising approximately 942 hectares do not all overlay the Company’s mineral rights and do not overlay the main area where the proposed infrastructure will be located and they have not been tested for geotechnical suitability.  Amendments to the mine plan, capital and operating cost estimates that would be required to relocate the mine infrastructure to these properties have not been undertaken.  An allowance for the cost of purchasing surface rights was included in the Updated Feasibility Study.  The failure to complete the purchase the 1,713 hectare property described above will likely increase the costs of developing Project 1 and it may prevent or delay the development of Project 1.

Platinum Group Metals Ltd.

2010 Annual Information Form

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

South African foreign exchange controls may limit repatriation of profits

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident shareholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and its directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of the Company’s directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories.  The Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Company is subject to significant governmental regulation

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

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environmental protection;

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management and use of toxic substances and explosives;

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management of natural resources;

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exploration, development of mines, production and post-closure reclamation;

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exports;

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price controls;

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2010 Annual Information Form

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taxation;

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regulations concerning business dealings with local communities;

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labour standards and occupational health and safety, including mine safety; and

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historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date.  However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company has limited experience with development-stage mining operations

Although there are personnel within the Company who have experience with development stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses and it anticipates continuing to incur losses for the foreseeable future.

During the year ended August 31, 2010 the Company had net earnings of $26.66 million; a net loss of $6,963,384 in the year ended August 31, 2009; and a net loss of $5,086,589 in the year ended August 31, 2009. At August 31, 2010 the Company had an accumulated deficit of $7,558,726 while at August 31, 2009, the accumulated deficit was $34,218,900, and at August 31, 2008, the accumulated deficit was $27,255,516.  The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company is an exploration and development company with a history of losses and no history of revenues from its operations.  None of the Company’s properties are currently in production, and although an Updated Feasibility Study indicates a positive economic model for Project 1, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all. The Company used $6,712,240 in cash for operating activities in 2010 and used $5,418,738 for that purpose in 2009 and $4,547,428 in 2008.  The Company used $25,018,981 for investing activities in 2010, $3,128,914 in 2009 and $8,574,127 in 2008. Historically, the only source of funds available to the Company has been through the sale of its equity securities and minor cost recoveries.

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company’s liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the Company’s operations; however, there is no assurance that sufficient funds will be raised.

Most of the Company’s properties contain no known reserves

Project 1 contains mineral reserves.  The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves on a mineral property will require it to write-off the costs capitalized for that property in its Canadian GAAP financial statements.  At August 31, 2010 deferred acquisition, exploration and development costs related to all of the Company’s mineral property interests outside of the Projects totalled $6,437,564 (2009 - $6,057,034 and 2008 - $5,806,510).

The Company depends on its key management employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s CFO and director; and Peter Busse, the Company’s Chief Operating Officer.  The loss of any of the Company’s key management figures could have a material adverse effect on it.  The Company has entered into contracts with the named directors, officers and employees.  It does not maintain key man insurance on any of its management.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company’s directors may be associated with other mineral resource companies

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, the Company’s President, CEO and director is also a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver Corp. (“MAG Silver”), a public company with silver properties in Mexico, and a director of Nextraction Energy Corporation (“Nextraction”), a public company with oil properties in Kentucky and Wyoming.  Frank Hallam, the Company’s CFO and director, is also a director of MAG Silver, a director of WKM, a director of Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction.  Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time.

The Company’s share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Common Shares on the TSX fluctuated from a high of Cdn$2.92 to a low of Cdn$1.05 and on the NYSE Amex from a high of US$2.89 to a low of US$0.92 within the twelve month period ending August 31, 2010.  There can be no assurance that continual fluctuations in price will not occur.

The Company does not expect to pay dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s prospecting rights are subject to title risks

The Company’s prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3.  Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of the Republic of South Africa.  These or other defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such prospecting rights.

Platinum Group Metals Ltd.

2010 Annual Information Form

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business

PTM-RSA is a party to a shareholders agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3 (the “Maseve Shareholders Agreement”).  Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of Maseve will always be consistent with the Company’s objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company’s other joint venture partners could materially and adversely affect the Company’s business and results of operations.  Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company’s operations and profits

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business.  In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”).  To ensure that the socio-economic strategies are implemented, the BEE Act provided for Codes of Good Practice (the “Codes”) issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act.  The scorecard of the Mining Charter requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.  The Charter also set out targets and criteria for broad-based black economic empowerment.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa.  Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

Platinum Group Metals Ltd.

2010 Annual Information Form

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa.  All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”.  All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009.  Provided a compliant conversion application was lodged before the cut-off date, the old order prospecting or mining right will remain valid pending the conversion.  The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa which could stop, materially delay or restrict the Company from proceeding with its exploration activities or any future development activities or mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of old order rights or applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights.

Platinum Group Metals Ltd.

2010 Annual Information Form

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company’s current mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009.  The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA.  If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

There can be no assurance that an active market for the Common Shares will be sustained

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.  If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company.  Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

There will be dilution from further equity financings

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares.  The Company cannot predict the size of future issuances of common shares or the size and terms of future issuances of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the common shares.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders.

Management will have discretion concerning the use of cash resources as well as the timing of expenditures.

Investors will be relying on the judgment of management for the application of the cash resources of the Company.  Management may use cash in ways that an investor may not consider desirable.  The results and the effectiveness of the application of cash resources are uncertain.  If cash resources are not applied effectively, the Company's results of operations may suffer.

Projects 1 and 3 of the Western Bushveld Complex

Readers are encouraged to read the following technical reports, from which the disclosure in this section has been derived:

1.

Filed on SEDAR October 5, 2010: Technical Report Western Bushveld Joint Venture Project 3;

2.

Filed on SEDAR November 25, 2009: Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd);

3.

Filed on SEDAR July 15, 2009: Revised Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd); and

4.

Filed on SEDAR June 11, 2008: Competent Persons Report on Project 3 of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa.

Platinum Group Metals Ltd.

2010 Annual Information Form

Project Description and Location

The approximately 53 square kilometres of mineral rights comprising Projects 1 and 3 are currently owned 100% by project operating company Maseve.  PTM-RSA currently owns 54.75% of Maseve while Wesizwe owns the remaining 45.25%.  PTM-RSA has a right until January 17, 2011 to subscribe for additional shares of Maseve to bring its holdings to 74%.  Maseve is operated by PTM-RSA in accordance with the terms of a Shareholders’ Agreement.  The property is divided into two distinct project areas, namely Projects 1 and 3.  Project “1A” as discussed below is simply a subdivision of Project 1.

Projects 1 and 3 are located on the south-western limb of the Bushveld Igneous Complex (“BIC”), 110km west-northwest of Pretoria and 120km from Johannesburg. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum-group elements (“PGEs”), chrome and vanadium.

The total area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ originally contributed by RPM.  These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights now cover approximately 53km2 or 5,300ha.

Project Area 1 and 1A covers an area of 10.87km2 or 1,087ha in extent. Specifically, Project Area 1 and 1A consist of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ.  Project Area 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

Platinum Group Metals Ltd.

2010 Annual Information Form

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
BRPM
MIMOSA 81 JQ
ONDERSTEPOORT 98 JQ
PTM Exploration Office
Scale
N
LEGEND
WBJV Boundary
PTM Exploration Office
Merensky Reef Outcrop
Borehole

Minxcon

Platinum Group Metals Ltd.

2010 Annual Information Form

The resources of Project Area 1 and 1A are located approximately 11km along strike from the active Merensky Reef (sometimes referred to as “MR”) mining face at the operating Bafokeng Rasimone Platinum Mine (“BRPM”). BRPM completed opencast mining on the Upper Group 2 (“UG2”) Reef within 100m of the property boundary.

The potential economic horizons in Project Area 1 and 1A are the Merensky Reef and UG2 Chromitite seam situated in the Critical Zone (“CZ”) of the Rustenburg Layered Suite (“RLS”) of the BIC; these horizons are known for their continuity. The Merensky Reef and UG2 Chromitite seam are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modeled. The Merensky Reef and UG2 Chromitite seam, in the Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Drilling, in the form of diamond drilling, has been carried out over the Project Area and to-date 231 boreholes have been drilled for the purposes of understanding the geology, structure and metallurgy of the ore body in the Project Area.  PTM-RSA has established a site office to the south of the Project Area, and all core is stored in the core yard on site. All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Genanalysis (Perth), ALS Chemex (South Africa) and currently samples are sent to Set Point Laboratories (South Africa). To the time of the Updated Feasibility Study in October 2009 a total of 32,020 samples had been assayed and utilised in the estimation of the Mineral Resources over the Project Area.

Licences

The Consolidation Transaction was subject to ministerial approval of the cession of various prospecting rights in accordance with the provisions of section 11 of the Mineral and Petroleum Resources Development Act 2002.  The required cession of the prospecting rights was duly approved by the Minister of Mineral Resources on April 22, 2010.  The result of the ministerial approval of the cessions was that the prospecting rights would be grouped into 3 projects referred as Project 1, Project 2 and Project 3.  The prospecting rights in respect of Project 2 were ceded to Bakubung Minerals (Proprietary) Limited, also a subsidiary of Wesizwe.  The prospecting rights in respect of Project 1 and Project 3 were ceded to Maseve.

As a result of the transaction Maseve now holds 9 separate new order prospecting rights which are recorded below as follows:

1.	Elandsfontein 102 JQ -	DMR 18 PR - Portion 12, Remaining Extent of Portion 1 and Remaining Extent of Portion 14.
2.	Elandsfontein 102 JQ–	DMR 1274 PR – Portions 8 and 9
3.	Onderstepoort 98 JQ -	DMR 1327 PR – Portions 4, 5 and 6
4.	Onderstepoort 98 JQ -	DMR 1328 PR –Portions 3 and 8.
5.	Onderstepoort 98 JQ -	DMR 19 PR - Portions 14 and 15
6.	Onderstepoort 98 JQ -	DMR 558 PR - Portions Portion 9 –Mineral Area 1 Ruston 97
JQ (Now Mimosa 81) and Mineral Area 2 Ruston 97 (NowMimosa 81)
7.	Frischgewaagd 98 JQ -	DMR 1109 PR- Remaining Extent-Remaining Extent of
Portion 2-Remaining Extent of Portion 6, Portions 7,8,13,15,16 and 18.
Remaining Extent of Portion 2 (Former Mineral Area 2)
8.	Koedoesfontein 94 JQ -	DMR 1264 PR - Portion of the farm Koedoesfontein.
9.	Koedoesfontein 94 JQ -	DMR 1682 PR - Portion of the farm Koedoesfontein.

The Prospecting Rights are all current and are held in the Regional Office of the Department of Mineral Resources in Klerksdorp which is situated in the North West Province for platinum group metals (“PGMs”), nickel, chrome and gold.  Licence specifications for these prospecting permits may be found in the technical reports filed on SEDAR as detailed above under the heading “Western Bushveld Joint Venture”.

Platinum Group Metals Ltd.

2010 Annual Information Form

Rights to surface and minerals

PTM-RSA acquired an option to purchase 100% of the surface and mineral rights to the farm Elandsfontein 102 JQ in December 2002.  The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357 Ha.  By December 2005 the Company had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million.  One half of this cost was applied to the surface rights and the other half was applied to the mineral rights.  The acquired mineral rights were contributed to the WBJV under the terms of the original WBJV agreement.

PTM-RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements.  All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008.  PTM-RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties, being certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, were contributed to the original WBJV by Anglo Platinum.

On August 12, 2010 the Company acquired the right to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for R 130.0 million (approximately $18.57 million at the time).  A deposit of R 13.0 million (approximately $1.85 million at the time) was paid to the Vendor on August 26, 2010. The purchase price balance of R 117.0 million (approximately $16.73 million at November 26, 2010) is due within one year or upon the grant of a mining authorization.  During the year ended August 31, 2009 the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approximately C$1.09 million).  During the 2008 year the Company also purchased surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approximately C$2.07 million).  The surface rights to these three properties are to the benefit of the Company only.  The Company may assign some or all of these rights to project operating Company Maseve in exchange for costs of acquisition.

Mineralized zones

The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef and the UG2 chromitite, which together can be traced on surface for 300km in two separate areas. Secondly, the Northern Limb (“Platreef”), which extends for over 120km in the area north of Mokopane.

In the past the Bushveld’s platinum- and palladium-bearing reefs have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000 metres). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the BIC. Inferred and ultimately mineable ore resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers (sometimes referred to as “CL”), may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Platinum Group Metals Ltd.

2010 Annual Information Form

Exploration drilling to date in the area has shown that both economic reefs (Merensky and UG2) are present and economically exploitable on the WBJV properties. The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650 metres (up to 50 metres apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

The most pronounced PGM mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The second important mineralized unit is the UG2 CL, which is on average 0.6–2.0m thick.

Environmental liabilities and Prospecting permits

There are known environmental issues relating to the Company’s or Maseve’s properties.

Mining and exploration companies in South Africa operate with respect to environmental management principles and environmental management programmes more fully set out in section 39 of the Mineral and Petroleum Resources Development Act 2002 (“MPRDA”) and the regulations published in respect thereof.

In addition to the environmental requirements of the MPRDA the principles as set out in section 2 of the Environmental Management Act 1998 apply to all prospecting and mining operations, as the case may be, and any matter relating to such operation.

In terms of the environmental regulations to the MPRDA the Company and Maseve as the holders of prospecting rights must:

•

As part of the general terms and conditions for a prospecting right and in order to ensure compliance with the Environmental Management Programme or Environmental Management Plan and to assess the continued appropriateness and adequacy of the Environmental Management Programme and the Environmental Management Plan, the holder of a prospecting right must;

➢

Conduct monitoring on a continuous basis.

➢

Conduct the performance assessments of the Environmental Management Plan or Environmental Programme as required.

➢

Compile and submit a performance assessment report to the Minister in which compliance is demonstrated.

Regular site inspections are conducted on the Company’s and Maseve’s prospecting activities and the aim of these site inspections are:

➢

To determine the compliance with all legislation pertaining to the environment.

➢

Advice on environmental management measures to be undertaken during the prospecting phase.

➢

Site rehabilitation monitoring.

Platinum Group Metals Ltd.

2010 Annual Information Form

In August 2010 independent compliance inspections were conducted over each prospecting site of the Company and Maseve.

The purpose of an Environmental Compliance Report is to indicate the state of the prospecting when measured against the commitments of the Environmental Management Plan. This Environmental Compliance Report is required in terms of the environmental regulations to the MPRDA.

It was reported that all of the drilling sites and the immediate areas that were affected by prospecting had adequately complied with commitments as recorded in the Environmental Management Programmes. It was further reported that all rehabilitation of prospecting boreholes and related infrastructure was completed and that no further rehabilitation is necessary.

Independent Rehabilitation certificates were issued for each borehole and are on record at the site offices.

Subsequent to the compliance inspection an Environmental Compliance Report was issued on August 31, 2010 for each of the Company and Maseve’s prospecting right’s and duly lodged with the respective Regional Manager’s offices Mineral Development at the Department of Mineral Resources.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the WBJV Project is located.  This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located on the southwestern limb of the BIC, some 35km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 10km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The project area adjoins the Anglo Platinum-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek. Projects 1 and 3 are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 35km.  Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the properties provide easy access to all portions.

The major population centre is the town of Rustenburg, about 35km to the southeast of the project.  Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 10km to the north of the project area. The Sundown Ranch Hotel (the Company now has acquired the right to purchase this property) lies in close proximity to the project area and offers rooms and chalets as accommodation. The properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The climate of the area does not hinder the operating season and exploration can continue all year long.

Platinum Group Metals Ltd.

2010 Annual Information Form

All project areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines (400kv) cross both project areas and water is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo Platinum is located within 60km of the property.

Surface rights to the 365 ha Farm Elandsfontein were purchased by the Company in 2005 and were held until April 22, 2010 for the benefit of its joint venture partners.  This property is now held by the Company alone and may be of some future use for potential operations. A further 575 ha of surface rights have been purchased to August 31, 2010 by the Company alone.  The Company has acquired the right to purchase the 1,713 ha Sundown Ranch property.  These surface rights are intended for purposes of tailings placements, surface infrastructure, location of shaft infrastructure, mill facilities and concentrator facilities and waste sites.

Topographically, the project area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees. The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills.  On Project Area 1, elevations range from 1,080 metres above mean sea level (“AMSL”) towards the Elands River in the north to 1,156m AMSL towards the farm Onderstepoort in the southwest, with an average of 1,100 AMSL. The section of the Koedoesfontein property covered by the Project 3 Area gently dips in a north-easterly direction toward a tributary of the Elands River.  On Project 3 Area, elevations range from 1,060m AMSL towards the Sandspruit River in the north to 1100m AMSL towards the south eastern corner of the property.

History

Elandsfontein (PTM-RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature.  PTM-RSA acquired these rights and then contributed them to the WBJV in 2004.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo Platinum through RPM.  RPM contributed these rights into the WBJV in 2004.

Previous geological exploration and resource estimation assessments were done by Anglo Platinum as the original owner of some of the mineral rights. Anglo Platinum managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project Area 1, and for the Koedoesfontein borehole series in the area of interest on Project Area 3. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-feasibility study, PTM-RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Existing gravity and ground magnetic survey data were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late-stage intrusives in the area.

Platinum Group Metals Ltd.

2010 Annual Information Form

Previous drilling on the Project 3 area conducted by Anglo Platinum consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the Merensky Reef and UG2 CL subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the Merensky Reef subcrop.

There has been no previous production from any of the WBJV properties.

Geological Setting

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs.

Local Geology

Projects 1 and 3 are underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

In parts of the project area the MR outcrops, as does the UG2 Reef, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of ~10° in the Project 3 area. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area.

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation.  The mafic rocks of the RLS are subdivided into the following five zones:

Platinum Group Metals Ltd.

2010 Annual Information Form

•

Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock fragments.

•

Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

•

Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (“MG”) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone – consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The Merensky Reef is believed to be present within much of this lobe. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the BIC within the project area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Reefs

The MR is a well developed seam along the central part and towards the north eastern boundary of the Project 1 area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.  The Merensky Reef structure at the Project 3 Area has not been interpreted to date.

Platinum Group Metals Ltd.

2010 Annual Information Form

The UG2 reef is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Local Structural Model

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the project area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex. These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The Merensky and UG2 isopach decreases from 60m to 2m at outcrop position.

Platinum Group Metals Ltd.

2010 Annual Information Form

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Platinum Group Metals Ltd.

2010 Annual Information Form

Platinum Group Metals
Location of the WBJV in the Western Limb of the Bushveld Igneous Compex

Pilanesberg Alkaline Complex
PC
LGS
UZ
MZ
CZ
TS
WBJV
Scale
0
30km

Source 1:250 000 Geological Series

WBJV
Transvaal Supergroup
Sun City

RUSTENBURG LAYERED SUITE:
UPPER ZONE
PYROXENITE MARKER
MAIN ZONE
UPPER CRITICAL ZONE
LOWER CRITICAL ZONE
LOWER ZONE
MARGINAL ZONE
Upper Group
Middle Group
Lower Group
MERENSKY REEF
UG2
UG1
MG4
MG3
MG2
MG1
LG7
LG6 & LG6A
LG5
LEGEND:
Chromitite
Anorthosite
Norite
Pyroxenite

Platinum Group Metals Ltd.

2010 Annual Information Form

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence

Unit	Est metres	Litho- unit	Description
MZN (Main Zone) >450m		MZGN4	Gabbro
		MMA2	Mottled / spotted anorthosite sequence
		MZGN3	Gabbro - norite
		PCN	Porphyritic Cluster Gabbro- norite
		MZGN2	Gabbro - norite
		MMA1	Mottled / spotted anorthosite sequence
		MZGN1	Gabbro - norite
		MZGN4–MZGN1	Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)	20 - 40	HW5	Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
	8 – 10	HW4	Leopard spotted poikan anorthosite towards abrupt contact of HW3
	8 - 10	HW3	Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
	4	HW2	Spotted leuco-norite
	6	HW1	Norite grading into fine-grain pyroxenite
	2 - 3	**BR**	**Bastard Reef**: Pyroxenite med to coarse grained (sometimes feldspathic & bronxitite inclined – no chromitite)
MCU (Merensky Cyclic Unit)	3	MID3	Poikan Mottled anorthosite
	6 -7	MID2	Grading from top to bottom med mottled to spotted anorthosite to leuco norite
	0 - 8	MID1	Mela-Norite grading to the base into pyroxenite fine grained
	0.1- 1.5	MPyx	Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
	0.02 – 0.60	**MR**	**Merensky Reef** : At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies) 2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)	3 - 5	FW1	Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
	0.1 – 0.3	FW2	*Cyclic unit* (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
	2- 5	FW3	Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
	0.5 - 1	FW4	Small mottled to spotted poikilitic norite (occationally thin <5cm anorthositic layer included) colour pink-white to white
	1 - 3	FW5	Olivien-Leuco-norite with corona texture towards the base
	1 - 8	FW6	Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
	1-6mm	LC	The **Lone Chrome Marker** (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)	0.3 - 35	FW7	Upper Leuco-norite (banded/spotted greenish anorthositic) with *corona texture* olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
	1 -3	FW8	Spotted leuco- olivine norite
	0 – 1.5	FW9	Mottled towards spottled anorthosite
	0.1 - 9	FW10	Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)	3 -11	FW11	Fine spotted leuco-norite
	8 -13	FW12	Large mottled anorthosite
UG2U (UG2 Unit)		UG2L3	Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
	0.03 -1.2	UG2 HW	Coarse grained feldspathic-pyroxenite
	0.03 – 0.20	UG2L2	Leader chromitite seam variable thickness, abrupt contacts.
	0.10 – 0.25	UG2L1	Leader chromitite seam variable thickness, abrupt contacts.
	0.06 – 0.30	UG2 Pxnt	Separation pyroxenite between Main and Upper Leaders, coarse grained.
	0.05 – 1.9	**UG2 Main**	Massive chromitite seam
UG1CU (UG1 Cyclic Unit)	0 – 0.2	UG2FW	Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
	8 -10	FW13	Leuco-norite with spotted anorthositic phases.
	0.3 – 5	**UG1**	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU	8 - 20	FW16	Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
		BSMT	Horingfelsic contact with Transvaal sediments.

Minxcon

Platinum Group Metals Ltd.

2010 Annual Information Form

Platinum Group Metals
Regional Stucture

WBJV
Caldera Fault
Elands Fault
Chaneng Dyke
Rustenburg Fault
0 1.5 3 6 9 12
Kilometers
LEGEND
Major Faults
Dykes and Major Magnetic Lineaments
Lineaments observed from LANDSAT Imagery
WBJV Boundary

Minxcon

Platinum Group Metals Ltd.

2010 Annual Information Form

Exploration

PTM-RSA is the operator of Projects 1 and 3 and PTM-RSA personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, for example, but they remain under the direction of PTM-RSA.

Project Area 1

Under the terms of the Consolidation Transaction the Company has a right to acquire a 74% interest in Project 1.  Details of Reserves and Resources are reported below under “Project 1 – Mineral Resource and Mineral Reserve Estimates”.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.  The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the project area towards delineation of the subcrop position of the actual Merensky and UG2 economic reef horizons.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-Feasibility Study, PTM-RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Geophysical information obtained from Anglo Platinum was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC.

Ground gravity measurements of 120.2 km have been completed on 500 metre line spacing perpendicular to the strike across the deposit, together with 65.5 km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralization. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

An aeromagnetic survey was flown for Anglo Platinum by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20 metres. The area covered by the survey was some four times larger than the WBJV area, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Previous geological exploration and resource estimation assessments were done by Anglo Platinum as the original owner of some of the mineral rights. Anglo Platinum managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available.

The type of drilling being conducted on Project 1 is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 240 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

Platinum Group Metals Ltd.

2010 Annual Information Form

Up to the date of the Updated Feasibility Study, a total of 139,451m has been drilled by PTM-RSA on the Project 1 and 1A area, and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks.

The purpose of future drilling programs will be to test for additional resource ounces, to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.  At the time of writing additional drilling is underway on the up-dip edge of the deposit area.

Project Area 3

Exploration to date for the Project 3 Area has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis.  Drilling on the project area has ceased at present, but is planned to be recommenced at a future time.  An updated resource was declared for Project 3 on September 30, 2010 (See press release of same date and below).  Under the terms of the Consolidation Transaction completed on April 22, 2010 the Company has a right to acquire a 74% interest in Project 3.

To the date of the most recent resource update for Project 3, a total of 42 boreholes were drilled by PTM-RSA on the Project 3 Area.  Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed.  A total of 25,911m has been drilled across Project 3 and altogether 6,062 samples have been submitted for assaying from that project, including 590 standards and 577 blanks.

The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons in the Project 1 and 3 Areas are the Merensky Reef and UG2 CL situated in the Critical Zone of the RLS of the BIC; these horizons are known for their continuity. The Merensky Reef in Project Area 1 is the main exploration target; the UG2 CL has lesser economic potential and will be exploited after the Merensky Reef during a later stage of the proposed mine life. The Merensky Reef is generally associated with a 0.1-1.2m-thick pegmatoidal feldspathic pyroxenite unit and is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the reef. The UG2 chromitite layer occurs sequentially below the Merensky Reef and is on average 1.50m thick.

The Merensky and UG2 Reefs are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in Project Area 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on Projects 1 and 3 is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 240 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A.

Platinum Group Metals Ltd.

2010 Annual Information Form

To the date of the last resource update for Project 3, a total of 42 boreholes were drilled by PTM-RSA on the Project 3 Area.  Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (acommercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The structural features identified from aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the project area.  Exploration drilling later helped to identify a prominent east-west-trending linear feature as a south dipping dyke. This dyke occurs along the northern boundary of the project area.  A second dyke occurs along the north-eastern boundary of the Elandsfontein and Frischewaagd areas.  Other major structural features include potential faults oriented at 345 degrees north in the deep environment of the Frischewaagd south area.

The geometry of the deposit has been clearly defined in the sections drawn through the property. With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3). This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•

Drillers’ depth markers (discrepancies are recorded).

•

Fitment and marking of core pieces.

•

Core losses and core gains.

•

Grinding of core.

•

One-meter-interval markings on core for sample referencing.

•

Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Platinum Group Metals Ltd.

2010 Annual Information Form

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Chromitite seam – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Up to the date of the Updated Feasibility Study, a total of 139,451m has been drilled by PTM-RSA on the Project 1 and 1A area (up to WBJV 241), and altogether 27,202 filed samples have been submitted for assaying along with 1.446 standards and 2,372 blanks.  A total of 25,911m has been drilled by PTM-RSA across Project 3 and altogether 6,062 samples have been submitted for assaying from that project, including 590 standards and 577 blanks.

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery.  If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Platinum Group protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2 Reef, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Platinum Group Metals Ltd.

2010 Annual Information Form

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•

Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•

The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa). Dr. B. Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Quality Assurance and Quality Control (QA&QC) Procedures and Results

The Company protocols for quality control are as follows:

1.

The project geologist oversees the sampling process.

2.

The core yard manager oversees the core quality control.

3.

The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.

The project geologist oversees the chain of custody.

5.

The internal QP verifies both processes and receives the laboratory data.

6.

The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.

Together with the project geologist, the resource geologist determines the initial mining cut.

8.

The external auditor verifies the sampling process and signs off on the mining cut.

9.

The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.

A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

11.

The internal QP requests re-assay.

12.

Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Platinum Group Metals Ltd.

2010 Annual Information Form

Standards

Analytical standards are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Assay testing refers to Round Robin programs that comprise collection and preparation of material of varying matrices and grades to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralization being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core.  It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Platinum Group Metals Ltd.

2010 Annual Information Form

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation program consists of the following:

•

a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•

ongoing blind pulp duplicate assays at Set Point Laboratory;

•

check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geostatistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Quality control measures and data verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modeling package (DATAMINE). Modeling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

Platinum Group Metals Ltd.

2010 Annual Information Form

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Project 1 and Project 3 Mineral Resources and Reserves - (MR- Merensky Reef; UG2- Upper Group 2 Reef)

The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in separate NI 43-101 technical report (the “Project 1 Report”) in October 2009.  An update NI 43-101 technical report was published for Project 3 in October 2010 (the “Project 3 Report”).  Summary resource and reserve details follow in the table below.  The table contains summary details from the Updated Feasibility Study and the Project 1 Report in respect of Project 1, and summary resource details from the Project 3 Report.  Assuming the Company fully exercises the Maseve Subscription Right, Platinum will acquire a 74% interest in the platinum, palladium, rhodium and gold (collectively referred to as “4E”) ounces attributable to Project 1 and Project 3.  The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements.  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1.

Platinum Group Metals Ltd.

2010 Annual Information Form

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the Updated Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Updated Feasibility Study.

The following is a statement of attributable reserves and resources for Project 1 and Project 3.  Additional information regarding the resource calculation can be found in the Reports.  Reserves presented below are a sub-set of measured and indicated resources included in the Updated Feasibility Study and take into account mining factors and are not in addition to the resources.   The 4E cut-off in the tables below are 300 cm.g/t for Project 1 and 100 cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)). Where used in the following four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam.  Due to rounding, table columns may not add up.  Project 1 tonnes are reported after deducting 14% for MR and 23% for the UG2 for geological losses.  Project 3 tonnes are reported after deducting 14% for geological losses.

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Mining width (meters)	Prill Split (4E)				Ozs (millions) (1)
					PT	Pd	Rh	Au
Project 1 (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:

(1)

Platinum currently has a 54.75% interest in these resources and will increase its interest to 74% upon exercise of the Maseve Subscription Right.

(2)

The qualified person under NI 43-101 (“Qualified Person”) for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)

Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported resource and it is these amended results that are reported herein.

Platinum Group Metals Ltd.

2010 Annual Information Form

Merensky Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
Merensky Proven
6,677,304	5.61	1.205
Merensky Probable
11,333,294	5.44	1.983
Total Merensky Mineral Reserves
18,010,598	5.51	3.188

Note:

(1)

Platinum currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the   information in the above table with respect to Project 1, derived from the Updated   Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were   independent of the Company as of the date of the Updated Feasibility Study.  Reserves   were calculated based on the resources as reported and available at the time of the   Updated Feasibility Study.

UG2 Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
UG2 Proven
5,086,535	3.37	0.551
UG2 Probable
8,448,801	3.41	0.927
Total UG2 Mineral Reserves
13,535,336	3.40	1.478

Note:

(1)

Platinum currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.  Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

Platinum Group Metals Ltd.
2010 Annual Information Form

Listing of Individual Elements from 4E Reserve Statement

Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proved 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%		3.52	63.46	2.040
	UG2	From Proved 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proved 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proved 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proved 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proved 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proved 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proved 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.

Cautionary Note to U.S. Investors with respect to the information in the above three tables: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company uses certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” and “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  “Resources” are not “Reserves” and so do not have demonstrated economic viability.  U.S. investors are urged to consider closely the disclosure in the Company’s U.S. regulatory filings, File No. 0-033562, which may be secured from the Company, or from the SEC’s website at:  http://sec.gov.

Platinum Group Metals Ltd.
2010 Annual Information Form

Updated Feasibility Study – October 2009

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. Resources in the Project 1 area and lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E oz in concentrate per year. During 9 years of peak production, approximately 275,000 4E oz are produced from the Merensky Reef horizon.  The mine has a 22 year planned mine life.  The Qualified Persons who authored the Updated Feasibility Study have recommended that the mine plan be reviewed based upon the changes to the mineral resources.  This work is being carried out as part of project implementation.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. Further metallurgical test work has now been undertaken at the time of writing as the Company prepares for project implementation and negotiations on final off take terms.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.  At the time of writing the Company is in discussions with local water utility Magaliesberg Water for the delivery of a temporary water supply during construction and for a permanent water supply as a part of a regional development plan already underway.  During 2010 the Company paid the South African power utility Company ESKOM deposits against their work to design infrastructure for the delivery of construction power and commercial production power to the property.

Platinum Group Metals Ltd.
2010 Annual Information Form

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the Updated Feasibility Study believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by Projects 1 and 3 on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile.

Financial Details

The results of the Updated Feasibility Study show a strong Internal Rate of Return “IRR” (pretax) for the Base Case of 23.54%. The Base Case is modeled using 3 year trailing metal prices including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate. Using metal prices to September 2009, including US$1,295 per ounce platinum, the IRR for the project (pre-tax) is 15.63%. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (approximately US$65.63) of ore or R4,208 (approximately US$526) per 4E ounce on a life of mine basis. Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study as a result primarily of mining related cost including labour increases. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate has been reduced from that in the July 2008 Feasibility Study by US$89 million as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design.

In October 2010 the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis.  The net proceeds received by the Company from the offering were approximately $135.6 million (determined after deducting the Underwriters’ Fee of $7.91 million and estimated expenses of the offering of $300,000).

The Updated Feasibility Study estimates the total capital cost to build the Project Platinum Mine at US$443 million (at 8.0 Rand to the USD).  The net proceeds of the offering will allow the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

The Company intends to use approximately $58.50 million of the net proceeds of the offering as a payment to Maseve to exercise the Maseve Subscription Right, increasing the Company’s interest in Project 1 and Project 3 to 74%.  Of the remaining net proceeds of the offering, approximately $74 million will be applied against the Company’s 74% share of an initial $100 million development programme for Project 1 and $10 million will be reserved for general working capital purposes.  The Company may apply other cash on hand or proceeds from future warrant exercises against an expanded work programme for Project 1.

Platinum Group Metals Ltd.
2010 Annual Information Form

The initial development programme for Project 1 will include finalizing the purchase of surface rights and facilities for an amount of approximately $17.21 million.  The remainder will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.  Such work will also include detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power.  The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study.

The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs.  Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 10 to 12 months from the dates in the Updated Feasibility Study due to the delay in completing the WBJV Restructuring and the resulting delay in project funding.

Although the Company intends to use the funds from the offering as set forth above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in the Company’s mineral properties or unforeseen events.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders including local residents. Based on interaction with the community, a skills and needs assessment, and our training plans the project is planning for 2,700 jobs with a target of at least 30% from the local communities. The Company is committed to a strong community involvement in the project particularly as Wesizwe Platinum is a 26% partner in the project and their largest shareholder is one of the communities near the mine. The mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

Dividends

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of common shares without par value, of which 168,541,692 common shares were issued and outstanding as at November 26, 2010. All of the issued common shares are fully paid. The Company does not own any of its common shares.

Platinum Group Metals Ltd.
2010 Annual Information Form

Shareholders are entitled to one vote for each share on all matters to be voted on by the shareholders. Each common share is equal to every other common share and all common shares participate equally on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. The shareholders are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) (the “BCA”).

Market for Securities

Trading Price and Volume

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “PTM” and on the NYSE AMEX under the symbol “PLG”.

The following tables provide information as to the high, low trading prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange - PTM
Month	High	Low	Volume
September, 2009	1.38	1.05	311,400
October, 2009	1.84	1.31	305,800
November, 2009	1.98	1.64	200,200
December, 2009	2.36	1.67	137,400
January, 2010	2.65	1.81	522,700
February, 2010	2.34	1.82	213,300
March, 2010	2.31	1.81	182,200
April, 2010	2.92	1.98	392,600
May, 2010	2.86	1.99	401,200
June, 2010	2.28	1.74	246,000
July, 2010	1.98	1.71	226,600
August, 2010	2.15	1.73	536,800

NYSE AMEX – PLG
Month	High	Low	Volume
September, 2009	1.30	0.92	118,700
October, 2009	1.75	1.11	218,900
November, 2009	1.89	1.53	135,600
December, 2009	2.30	1.56	155,300
January, 2010	2.62	1.69	697,900
February, 2010	2.22	1.69	260,200
March, 2010	2.27	1.75	264,400
April, 2010	2.89	1.96	321,400
May, 2010	2.84	1.84	488,200
June, 2010	2.21	1.62	260,300
July, 2010	1.92	1.57	106,400
August, 2010	2.09	1.65	113,500

Platinum Group Metals Ltd.
2010 Annual Information Form

Prior Sales

None

Escrowed Securities

There are no securities of the Company held in escrow.

Directors and Officers

Name & Position	Principal Occupation or Employment	Director since
R. MICHAEL JONES (4) President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002
FRANK R. HALLAM(3) (4) CFO, Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002
BARRY SMEE (1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002
IAIN McLEAN (1)(2)(3)(4) Chairman Director and Corp. Consultant to Co. British Columbia, Canada

General Management Consultant. Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.

February 18, 2002
ERIC CARLSON (1) (2) Director British Columbia, Canada

Chartered Accountant

President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.

February 18, 2002
PETER BUSSE COO British Columbia, Canada

Professional Mining Engineer

Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.

N/A

Notes:

(1)

Member of the Audit Committee

(2)

Member of Compensation Committee

(3)

Member of Governance and Nominating Committee

(4)

Disclosure Committee

Platinum Group Metals Ltd.
2010 Annual Information Form

As of November 26, 2010, directors and officers of the Company own or control approximately 3,707,650 common shares of the Company representing approximately 2.19% of its issued and outstanding shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or executive officers (or any of their personal holding companies) of the Company:

a)

is, or during the ten years preceding the date of this Annual Information Form been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in that capacity; or

ii)

was subject to a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director or executive officer, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the director was acting in that capacity;

b)

is, or during the ten years preceding the date of this Annual Information Form has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

c)

has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Platinum Group Metals Ltd.
2010 Annual Information Form

None of the directors or executive officers (or any of their personal holding companies) has been subject to:

a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable security holder of the Company in deciding whether to vote for a proposed director.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

Committees of the Board of Directors

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached herein as Schedule “A”.

Platinum Group Metals Ltd.
2010 Annual Information Form

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 36 years in mineral exploration as quality control and laboratory audit expert.

The Board of Directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-AMEX Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of National Instrument 52-110 Audit Committees (“NI 52-110”), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Company’s audit committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the audit committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2010 and August 31, 2009 have been pre-approved by the audit committee.

Platinum Group Metals Ltd.
2010 Annual Information Form

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP.

	Year ended August 31, 2010	Year ended August 31, 2009
Audit Fees	$245,876	$210,000
Audit-Related Fees(1)	Nil	$57,680
Tax Fees(2)	$250,888	$66,564
All Other Fees(3)	$20,970	$56,500
Total	$517,734	$390,744

  Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, and restructuring advice.

(3)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Legal Proceedings and Regulatory Actions

There are no pending or material proceedings to which our company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

Interest of Management and Others in Material Transactions

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

Transfer Agents and Registrars

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada  V6C 3B9

Material Contracts

Other than the Maseve Shareholders Agreement, there are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company (See “General Development of the Company”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

Platinum Group Metals Ltd.
2010 Annual Information Form

Interests of Experts

Charles J. Muller, Minxcon (Pty) Ltd., Gordon I. Cunningham, Timothy Spindler, Turnberry Projects (Pty) Ltd. and Byron Stewart, Wardrop Engineering Inc. have been named as having prepared reports described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year.

None of the aforementioned firms or persons held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated November 29, 2010 in respect of the Company’s consolidated financial statements as at August 31, 2010 and for the year ended August 31, 2010 and the Company’s internal control over financial reporting as at August 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, is contained in the Company’s Management Information Circular for the Annual General Meeting of shareholders to be held on January 12, 2011. The Circular will be made available on SEDAR concurrent with the delivery of the document to the Company’s shareholders.

Additional financial information is provided in the Company’s 2010 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2010.

Copies of the above may be obtained, when available, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; or by calling the Company’s investor relations personnel at 604-899-5450.

Platinum Group Metals Ltd.

2010 Annual Information Form

Schedule “A”

PLATINUM GROUP METALS LTD.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.

General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.

Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the American Stock Exchange, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

Platinum Group Metals Ltd.
2010 Annual Information Form

3.

Duties

The Committee will have the following duties:

•

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•

Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

o

actual financial results for the interim period varied significantly from budgeted or projected results;

o

generally accepted accounting principles have been consistently applied;

o

there are any actual or proposed changes in accounting or financial reporting practices; or

o

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

Platinum Group Metals Ltd.
2010 Annual Information Form

•

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•

Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•

Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

o

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

o

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

o

as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

Platinum Group Metals Ltd.
2010 Annual Information Form

•

Establish a procedure for:

o

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

o

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•

Review and oversee all related party transactions.

•

Perform other functions as requested by the Board.

•

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•

Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•

With regard to the Corporation’s internal control procedures, the Committee is responsible to:

o

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

o

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

o

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•

periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•

Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

Platinum Group Metals Ltd.
2010 Annual Information Form

4.

Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.

Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.

Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.

Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.

Authority

The Committee may:

•

engage independent counsel and other advisors as it determines necessary to carry out its duties.

•

set and pay the compensation for any advisors employed by the Committee; and

•

communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.

Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.

Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Platinum Group Metals Ltd.

2010 Annual Information Form

Schedule “B”

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.

"As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

“crosscut” is a mine working, which is driven horizontally and at right angles to an adit, drift or level.

"Cu" refers to copper.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Platinum Group Metals Ltd.
2010 Annual Information Form

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Platinum Group Metals Ltd.
2010 Annual Information Form

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

“kriging” is the numerical modelling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mo" refers to molybdenum, a hard, silver-white metal.

“National Instrument 43-101” NI 43-101 entitled “Standards of Disclosure for Mineral Projects” sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface.

Platinum Group Metals Ltd.
2010 Annual Information Form

“overburden” is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

"Rh" refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“room and pillar mining” is a method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“VLF” means very low frequency.